News Release
March 30, 2007
N.R. 2007-03	SVU: TSX

Spur Ventures Fourth Quarter 2006
And
2006 Annual Results

All amounts are expressed in U.S. dollars unless otherwise stated

Vancouver, Canada – Spur Ventures Inc. (“Spur” or the “Company”) (TSX -SVU, NASDAQ OTC BB-SPVEF) today announced its results for the financial year ending December 31, 2006. Revenues for 2006 were up by 13.1% to $7,697,039 versus $6,802.849 in 2005 and $3,695,981 in 2004, resulting in gross profit of $174,381 versus $67,422 in 2005 and ($38,615) in 2004.

Management is required on an ongoing basis to determine if the undiscounted cash flows of each asset are less than its carrying value and, if so, to estimate and record an impairment charge. The carrying cost of YSC is justified when YSC production reaches 70,000 mt/yr. Over the last three years production has averaged less than 40,000 mt each year due a series of one-time events including interruptions in electrical supply, slowness in the transfer of the mining licenses and an undisclosed loan by its joint venture partner, YPCC plus plant down time for our Q01, 2006 debottlenecking project. Spur management has thus decided to take a conservative approach and has booked a non-cash impairment charge of $4,328,622, or 51% of the book value of YSC even though YSC should produce 70K mt/yr by 2008. As a result of this impairment charge, annual net income was ($6,469,804) or ($0.11) per share.

Before this impairment charge annual net income was ($2,161,523) or ($0.04) per share, a significant improvement compared to ($2,818,806) or ($0.06) per share in 2005 and ($1,864,038) or ($0.05) per share in 2004.

Revenues for the quarter ending December 31, 2006 were $2,381,878 versus $1,241,160 in 2005, a 92% increase. Net income for Q4, adjusted for the impairment charge, was ($4,764,608) or ($0.08) per share versus (711,477) or ($0.01) per share in Q4 2005.

KEY DEVELOPMENTS

YSC Continues to Improve Despite Challenges

In 2006 Yichang Spur Chemicals produced 39,844 mt of NPK’s, a 19.1% increase over 2005, despite being shut down for 69 days in mid-summer for extended maintenance and inventory control and experiencing sporadic shortages of electricity in November and December. Sales volume was 34,695 mt, a 16.4% increase over 2005.

“There are two simple ways for YSC to now improve its profitability even without our own rock phosphate supply. The first is to run the plant at high production rates which not only reduces cost of product sold but also improves product quality” Dr. Rob Rennie, Spur’s President & CEO explained. The second is to ensure we have a good marketing team which can establish a strong brand for Spur in the eyes of our customers and deliver the product on time.

“Spur invested $200,000 in YSC in Q1 2006 to ensure that the plant would operate sustainably at maximum capacity. The results were new daily (313 mt) and monthly (6161 mt) production records and a

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March 30, 2007

13% increase in revenues” Rennie said. “These results demonstrate that YSC can reach name plate capacity under optimal operating conditions although 80,000 mt/yr is a more reasonable target in Hubei Province and that is well above Chinese average production rates”, Rennie continued.

“Chinese farmers are beginning to recognize the value of product quality and then to pay a premium for it. Our increased production rates allowed Spur to reduce its off-spec from 20% to 5% of total production thus beginning to establish a reputation for product quality with our customers.”

Spur is implementing a market-oriented, customer-focused attitude at YSC. Cui Zhifeng joined YSC from Spur’s merger partner, Hebei Tianren in early October and by December had driven sales up to 7,500 mt a month. David Zeng, a specialty fertilizer expert who joined Spur in January of 2007, arranged Spur’s first sales into the high cash value citrus markets of southern China.

Rennie stated, “We also resolved outstanding loan issues between the Agricultural Bank and our partner YPCC, and restructured a working capital loan with the Industrial and Commercial Bank of China (ICBC).

The result was a strengthening of YSC’s credit rating. YSC then obtained a $1.0 M working capital loan from the Yichang Commercial Bank, whose largest shareholder is the City of Yichang, demonstrating the continued support for Spur from the City.

Spur always knew YSC would not be profitable until the phosphoric acid plant was operating at full capacity and the Company had its own phosphate rock supply” Rennie explained. “The delay in the mining license transfer is a major reason for the impairment charge for YSC and does not reflect Spur’s optimism that YSC, with our planned future investments, will be profitable”.

Spur Retains Its Strong Working Capital Position

As of December 31, 2006, Spur had cash and cash equivalents and short-term investments of $26.5 million ($0.45 per share), of which $21.0 M is held in Canadian banks and $5.5 M in China

Total Assets were $39.0M versus Liabilities of $3.67 M, of which $1.27 M were bank loans.

“We are pleased that we have retained a majority of the cash we raised during our summer 2005 equity offering through our continued focus on controlling our costs and exercising the discipline to not make major investments before the mining licenses have been formally transferred to YMC” Rennie emphasized. “Many of our competitors have built new facilities that now operate at 50% capacity because they do not have secure access to phosphate rock” Rennie said. “Spur has no intention of following that investment model.”

Mining License Transfer to Yichang Maple Leaf Chemicals Finally Progresses

The mining licenses for the Shukongping and Dianziping mines were issued by Central Land and Resources Department to Spur’s JV partner YPCC in February and October of 2004 respectively. In March of 2005 the official transfer process from YPCC to YMC began when Spur contributed its first 15% of Registered Capital ($10.5M) to YMC.

Spur is pleased to report that after very thorough due diligence the first approval stage was finally completed in late December 2006 when Yiling County (Dianziping mine site) and Xinshang County (Shukongping mine site) officially approved the transfer to the Yichang City level. Yichang City has now also completed its own due diligence on the transfer and is in a position to recommend the transfer to

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March 30, 2007

Hubei Province Land and Resources. “Under today’s regulations in China, Hubei L&R has the legal right to make the final decision on the transfer but it could also require subsequent review in Beijing.”

“The key to Yichang City recommending the Mining License Transfer to Hubei Province Land and Resources is now the formal renewal of the YMC Business License” Rennie said.

YMC Business License Renewal

Hubei Administration for Industry and Commerce (AIC) extended YMC’s Business License until March 31, 2007 by the direction of Central Ministry of Commerce based on a strong letter of support from the City of Yichang. This extension gave YPCC time to complete its first Registered Capital Contribution. The authorities have acknowledged that Spur has been in compliance since March of 2005 at which time Spur’s Registered Capital Contribution totaled $15.32 M in cash. YPCC made its first required Registered Capital contribution valued at $.3.69M for prior R&D expenses and $1.05M of other expenses in February of 2007. YPCC’s contribution has recently been approved by Hubei AIC thus completing the requirements for the renewal of the YMC Business License which should be issued in the near future. If there is further delay, Spur anticipates that the authorities will grant another extension. YPCC’s next and last Registered Capital contribution will be the two mining licenses.

Spur-Hebei Tianren Merger

The Chinese government implemented new regulations for share for share purchases in September of 2006 which clarified the process but required Spur and Hebei Tianren to commence a new application procedure. Spur knew this would be a pioneering approval process and it has turned out to be just that.

Formal applications have now been approved by the Qinhuangdao City Ministry of Commerce for Tianding Chemical Company and Tianren Agriculture Franchise Company and by Yichang City for Hubei Yichang Tianlong Industry Company (“Tianlong”) and all are being reviewed by the relevant provincial authorities.

Xinjiang Tianren Chemical Company and its 100,000 mt NPK plant in northwest China will no longer be part of our transaction and the share allocation has been reduced accordingly from 15.5 M to 13.3M shares. New government policies in Xinjiang Uygur Autonomous Region dictating a switch from natural gas to coal to produce nitrogen for the NPK plant have made this entity no longer economically attractive to Spur.

Additional approvals under China’s WTO accession guidelines (which came into effect on December 11, 2006) will also be required for Tianlong, because it has a sulphuric acid import license, and for the Ag Franchise because it has distribution and sales rights in China.

To accommodate the additional time required for these Chinese approvals the merger deadline has been extended until September 30, 2007.

Approvals at the provincial and then central Ministry of Commerce levels are anticipated to be completed by mid-year.

“I want to remind investors that that Spur will retain earnings for the four Tinaren companies from June 01, 2006 until the merger is finally approved. However, because of a significant down turn in the commodity fertilizer cycle in China, 2006 and 2007 earnings will be less than 50% compared to 2005 when the merger process began", Rennie cautioned. These lower earnings are a disappointment to Spur and are being reviewed in the context of the original perceived value of the merger.

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March 30, 2007

2007 Outlook

“Spur firmly believes that only those firms that control of their own raw materials, have production facilities with economies of scale and that can deliver their products effectively to the market, will be successful” Rennie claimed. “Because of these first two criteria Spur is focusing on the YMC Project and the latter criteria is the reason for the merger with Hebei Tianren.”

Spur is exploring new territory accessing a natural resource in China and seeking approval for a share for share purchase under new Chinese guidelines.

“I know many of our investors feel Spur has been pursuing the mining licence transfer for a number of years, but in reality the clock started ticking in early 2005 after the two mining licenses had been formally issued and Spur made its first Registered Capital contribution. It has been two years since the mining license transfer process was initiated, and that is not a long time for the transfer of a natural resource anywhere in the world and certainly not in China” Rennie explained.

The key drivers for the YMC Project remain the continued growth of the 12 million mt/yr NPK market in China. NPK demand has been growing at approximately 10% each year but still represents only 20% of the compound fertilizers sold in China. The Chinese government wants this to increase to 50% by 2010 to ensure a 25% increase in crop production to feed China’s growing population. In 2006 China imported 1.95 million mt of NPK’s at an average price 15% higher than domestic NPK product so there is another growth opportunity through import substitution.

“We view both the trend towards higher quality and analysis fertilizers and the import substitution opportunity as strong justification for Spur continuing its work at both YSC and YMC” Rennie said.

In addition, global fertilizer markets had a very strong showing in 2006 with today’s DAP prices up from 35% (fob Morocco) to 60% (fob Tampa) and urea up approximately 45% year over year.” Rennie said. Because of these strong international prices Chinese DAP producers are exporting more DAP which is resulting in stronger NPK demand in China in 2007.

The focus of Spur’s strategy remains the Yichang Integrated Phosphate Project of YMC. That means Spur will be fully integrated from mining through flexible manufacturing to the market place. Flexible manufacturing means that Spur may produce MAP rather than NPK’s because MAP can be sold directly to other NPK producers or exported to SE Asia. MAP represents 90% of the phosphate source for NPK production.

“After continued electrical interruptions in January and the traditional shut down during the Chinese New Year festivities in February, YSC is now back at full operational capacity and is on track to produce and sell in excess of 6,000 mt in March” Rennie said. If market conditions remain favourable, YSC’s production should exceed 50,000 mt this year, a 20% increase over 2006.

“While Spur continues to work on the YMC Project, we are also advancing our vision to be “The Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer.” In January, David Zeng joined Spur to lead our drive to supply specialty plant nutrient products as Spur develops its “bundling” concepts and drives down the value chain.

“We are continuing our transition from being a mining company to being fully integrated from mining through production into the market place, with an emphasis on being a market driven and customer focused company” Rennie concluded.

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March 30, 2007

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at rrennie@spur-ventures.com or, Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the TSX and on SEDAR. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com